SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 02 February 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

1.1       Director Shareholding released on 06 January 2004
1.2       Blocklisting Interim Review released on 12 January 2004
1.3       Director Shareholding released on 15 January 2004

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EXHIBIT  1.1

We were advised yesterday by Lloyds TSB Registrars that, pursuant to a review of their records, Mr J A Manzoni received the following numbers of BP Ordinary shares through the BP Dividend Reinvestment Plan on the dates shown:-


            25 June 2003         2 shares            GBP4.26743 per share
            24 September 2003    2 shares            GBP4.4668 per share
            24 December 2003     3 shares            GBP4.15679 per share


Dr A B Hayward received on 27 December 2002, prior to his appointment as a Director of BP p.l.c. on 1 February 2003, an interest, through shares held by his wife Mrs M Hayward, in 238 BP Ordinary shares at GBP4.15755 through the BP Dividend Reinvestment Plan. This interest should be added to the declaration of interest in BP Ordinary Shares made in RNS announcement 9401G on 3 February 2003.

We were advised today by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that pursuant to a review of their records, the following Directors of BP p.l.c. received, prior to their appointments as Directors of BP p.l.c. on 1 February 2003, the numbers of BP Ordinary shares shown opposite their names on 24 January 2003 @ GBP4.17834 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Dr. A.B. Hayward                       450 shares
Mr. J.A. Manzoni                       265 shares

This interest should be added to the declaration of interest in BP Ordinary Shares made in RNS announcement 9401G on 3 February 2003.

EXHIBIT  1.2

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      BP P.L.C



2. NAME OF SCHEME:       THE EXECUTIVE SHARE OPTION SCHEME



3. PERIOD OF RETURN:     FROM:  1 JULY 2003    TO: 31 DECEMBER 2003



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:    35,005,956 ORDINARY SHARES OF US$0.25



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:       16,528,587



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:        18,477,369



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)      30,000,000 ORDINARY SHARES OF US$0.25
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: WERE ADMITTED TO LISTING ON 24
                                                 JUNE 2003


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

                          22,122,610,104 ORDINARY SHARES OF US$0.25


CONTACT FOR QUERIES

NAME:            SUSAN WELCH
TELEPHONE:       020 7496 2102



                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:   BP P.L.C



2. NAME OF SCHEME:    THE BP GROUP SAVINGS RELATED SHARE OPTIONS



3. PERIOD OF RETURN:     FROM: 1 JULY 2003    TO: 31 DECEMBER 2003



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)   12,207,865 ORDINARY SHARES OF US$0.25
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:        4,459,161



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:          7,748,704



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)   10,000,000 ORDINARY SHARES OF US$0.25
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: WERE ADMITTED TO LISTING ON 24
                                                      JUNE 2003


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

                          22,122,610,104 ORDINARY SHARES OF US$0.25


CONTACT FOR QUERIES

NAME:           SUSAN WELCH
TELEPHONE:      020 7496 2102

EXHIBIT  1.3

We were advised today by Computershare Plan Managers that on 12 January 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.3425 per share through participation in the BP ShareMatch UK Plan:-



Mr. R.L. Olver                      83 shares

Dr. A.B. Hayward                    83 shares

Mr. J.A. Manzoni                    83 shares


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                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 02 February 2004                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary